Exhibit (a)(11)

Hampshire International Business Park Chineham Basingstoke Hampshire RG24 8EP United Kingdom Tel +44 (0)1256 894000 Fax +44 (0)1256 894708 www.shire.com

Press Release

Results of Extraordinary General Meeting held on 16 April 2007

Shire plc (LSE: SHP.L; NASDAQ: SHPGY; TSX: SHQ) ("Shire" or the "Company") announced today that its shareholders approved the proposed acquisition of New River Pharmaceuticals Inc. (NASDAQ: NRPH) ("New River") at the Shire Extraordinary General Meeting held on 16 April 2007. The approval by Shire’s shareholders satisfies one of the conditions to the tender offer by Shire’s wholly owned subsidiary for all outstanding shares of New River common stock at a price of $64.00 per share, or approximately $2.6 billion in total for the fully diluted equity interest of New River. Consummation of the tender offer now remains subject only to certain customary conditions, including the valid tender of a majority of the outstanding New River shares on a fully diluted basis.

The tender offer will expire at 12:00 Midnight, New York City time, on Tuesday, April 17, 2007. The tender offer is being made pursuant to the previously announced agreement of merger among Shire, its wholly owned subsidiary and New River.

At the Extraordinary General Meeting, a resolution to approve the New River acquisition and to sanction an increase in the total borrowings of the Shire group of companies was passed on a show of hands. The following is the text of the resolution:

Text of Resolution

“That:

(A)
in accordance with Article 101 of the Company’s articles of association, notwithstanding the limit of $1.2 billion on the maximum aggregate amount of the monies borrowed by the group (within the meaning of Article 101), the directors be authorised to permit the maximum aggregate amount of monies borrowed by the group (within such meaning) to exceed, at any time, $1.2 billion provided that they shall not exceed $4 billion; and

(B)
the Acquisition (as defined in the circular to shareholders of the Company dated 26 March 2007 (the “Circular”)) upon the terms and conditions set out in the Merger Agreement (as defined in the Circular), with any amendments, modifications, improvements, variations or revisions thereto which are not of a material nature, be and is hereby approved and the directors of the Company (or a duly authorised committee of thereof) be and are hereby authorised to do all such things and execute all such agreements and make such arrangements as may seem to them necessary, expedient or appropriate to give effect to the Acquisition.”

The proxy votes received for the meeting are set out below:

For*	Against	Abstentions**
434,133,245	16,484	109,890

* These figures include discretionary votes
** Abstentions are not counted in the proportion of votes “for” or “against

A copy of this resolution has been provided to the Financial Services Authority for publication through the document viewing facility.

For further information please contact:

Investor Relations	Cléa Rosenfeld (Rest of the World)	+44 1256 894 160
	Eric Rojas (North America)	+1 484 595 8252
Media	Jessica Mann (Rest of the World)	+44 1256 894 280
	Matthew Cabrey (North America)	+1 484 595 8248

Notes to editors

Additional Information

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell New River common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials, which were mailed to New River’s shareholders) filed by a subsidiary of Shire with the Securities and Exchange Commission (“SEC”) on March 2, 2007. In addition, on March 2, 2007, New River filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer, which was mailed to New River’s shareholders. The tender offer statement (and related materials), as it may be amended from time to time, and the solicitation/recommendation statement, as it may be amended from time to time, contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully before any decision is made with respect to the tender offer. These materials may be obtained free of charge by contacting the information agent for the tender offer, Innisfree M&A Incorporated, at (888) 750-5834 (toll-free from the U.S. or Canada) or (412) 232-3651 (toll-free from outside the U.S. and Canada). In addition, all of these materials (and all other materials filed by New River and Shire with the SEC) are available for free at the website maintained by the SEC at www.sec.gov.

SHIRE PLC

Shire’s strategic goal is to become the leading specialty pharmaceutical company that focuses on meeting the needs of the specialist physician. Shire focuses its business on attention deficit and hyperactivity disorder (ADHD), human genetic therapies (HGT), gastrointestinal (GI) and renal diseases. The structure is sufficiently flexible to allow Shire to target new therapeutic areas to the extent opportunities arise through acquisitions. Shire believes that a carefully selected portfolio of products with a strategically aligned and relatively small-scale sales force will deliver strong results.

Shire’s focused strategy is to develop and market products for specialty physicians. Shire’s in-licensing, merger and acquisition efforts are focused on products in niche markets with strong intellectual property protection either in the US or Europe.

For further information on Shire, please visit the Company’s website: www.shire.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially affected. The risks and uncertainties include, but are not limited to, risks associated with: the inherent uncertainty of pharmaceutical research, product development, manufacturing and commercialization; the impact of competitive products, including, but not limited to the impact of those on Shire’s Attention Deficit and Hyperactivity Disorder (ADHD) franchise; patents, including but not limited to, legal challenges relating to Shire’s ADHD franchise; government regulation and approval, including but not limited to the expected product approval dates of SPD503 (guanfacine extended release) (ADHD) and SPD465 (extended release triple-bead mixed amphetamine salts) (ADHD); Shire’s ability to secure new products for commercialization and/or development; Shire’s ability to consummate and benefit from its proposed acquisition of New River Pharmaceuticals Inc.; and other risks and uncertainties detailed from time to time in Shire plc’s filings with the Securities and Exchange Commission, particularly Shire plc’s Annual Report on Form 10-K for the year ended December 31, 2006.